Exhibit 99.1
Discussion of Q3 2007 and Recent Developments

	Group
	Nine months ended Sept. 30,		The year ended Dec. 31,
	IFRS	IFRS	IFRS	NGAAP *)	NGAAP *)
	2007	2006	2006	2005	2004
(NOK million, except percentages)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)

Base profit for the period 1)	-21	182	243
Return on equity (base profit) 2)	-1.1%	9.0%	9.3%
Capital adequacy (base profit) 3)	10.4%
Core capital adequacy (base profit) 3)	7.4%

Net interest income	413	334	459	356	402
Profit for the period	-64	173	159	128	219
Return on equity 4)	-3.0%	7.7%	5.3%	5.0%	8.6%
Return on assets 5)	0.30%	0.29%	0.29%	0.29%	0.37%
Net operating expenses/average assets 6)	0.10%	0.10%	0.11%	0.15%	0.13%

Total assets	200,745	163,576	172,365	135,935	109,355
Total loans outstanding 7)	117,006	94,102	99,059	81,385	68,090
New loans disbursed	28,836	25,491	35,877	22,449	25,269
New bond debt issued	62,894	39,647	56,530	45,087	33,615
Public sector borrowers/guarantors	60.4%	62.7%	60.8%	70.9%	75.9%
Capital adequacy **)	10.4%	13.0%	12.2%	13.1%	17.1%

Exchange rate NOK/USD	5.4436	6.5407	6.2551	6.7687	6.0386

*	NGAAP represents figures that have been prepared on the basis of accounting principles used by the Eksportfinans group until December 31, 2006

**	Capital adequacy for 2006 and prior periods are not adjusted to reflect IFRS

1.	Base profit for the period: Non-GAAP financial measure calculated as profit for the period excluding line item unrealized gains/(losses) on other financial instruments at fair value net of related tax effect. The Eksportfinans group’s business model is mainly to hold financial instruments outside the trading portfolio until maturity and collect the cash flows. Fair value is not the best reflection of the business model and the expected future cash flows. Under the going concern assumption, changes in fair values can be viewed as temporary variations that will not be realized and that will be nil at the maturity date of each transaction. Fair value has been used to reduce the effects of accounting mismatch due to the measurement rules under IFRS. Base profit for the period is more comparable with profit for the period prior to the implementation of IFRS (prior to January 1, 2007), than profit for the period according to IFRS.

Reconciliation between profit and base profit:	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006

Profit for the period	(64)	173	159
- Net unrealised gains/(losses) on other financial instruments at fair value	(60)	(12)	(117)
- Related tax effect of 28%	17	3	33

= Base profit for the period	(21)	182	243

2.	Return on equity (base profit): Base profit/average equity excluding accumulated unrealized gains/(losses) on other financial instruments at fair value and adjusted for proposed not distributed dividends.

3.	Capital adequacy (base profit) and Core capital adequacy (base profit): The capital in the calculation does not include accumulated unrealized gains/(losses) on other financial instruments at fair value.

4.	Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

5.	Return on assets: Net interest income including provisions/average assets.

6.	Net operating expenses/average assets: Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.

7.	Total loans outstanding: Consists of Loans and receivables due from customers and part of Loans and receivables due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see note 4 to the accompanying financial statements.

Highlights
The Eksportfinans group experienced continued growth both within export related lending and local government lending in the third quarter of 2007.
Total lending from the Eksportfinans group was NOK 116.7 billion at September 30, 2007, compared to NOK 94.0 billion at the same time in 2006. New lending from the group in the first nine months of 2007 was NOK 28.8 billion, compared to NOK 25.5 billion in the equivalent period in 2006.
New disbursements within export lending were particularly related to shipping, oil and gas projects. New export-related lending in the first nine months of 2007 reached NOK 16.7 billion. The growth in total export-related loans was NOK 9.3 billion in the first nine months of 2007, equivalent to an increase of 22 percent since year-end 2006.
Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS disbursed NOK 12.2 billion in new loans in the first nine months of 2007. The growth in total lending to the municipal sector in the first nine months of 2007 was NOK 8.6 billion, equivalent to an increase of 15 percent since year-end 2006.
New funding in the first nine months of 2007 amounted to NOK 62.9 billion through 659 individual trades, compared with NOK 39.6 billion and 466 trades for the same period in 2006.
Net interest income in the first three quarters of 2007 was NOK 79 million higher than in the equivalent period in 2006. Due to the situation in the international capital markets following the problems in the so-called sub-prime market in the United States in July, group results in the third quarter of 2007 were significantly influenced by unrealized losses in bonds acquired for liquidity purposes. Group base net loss in the first nine months of 2007 was NOK 21 million, which was NOK 203 million lower than the base profit in the corresponding period last year. Loss for the period was NOK 64 million, compared to a profit of NOK 173 million in the same period in 2006.
Export lending
The strong demand for new export loans continued during the third quarter of 2007. The volume of outstanding export loans was NOK 51.2 billion at September 30, 2007 compared to NOK 41.9 billion at the end of 2006 and NOK 40.2 billion at the end of the first nine months of 2006. New disbursements of export-related loans was NOK 16.7 billion at the end of the first nine months of 2007, compared to NOK 18.7 billion at the same time in 2006.
New financing of capital goods was NOK 11.8 billion during the first nine months of 2007, of which NOK 8.9 million was financing under the officially supported export financing scheme. In the same period in 2006, the figures were NOK 6.8 billion and NOK 3.7 billion respectively.
The volume of the order book was approximately NOK 37 billion at September 30, 2007, compared to NOK 19.1 billion at the same time in 2006. The increase in the volume of new loan disbursements was related to financing of exports of capital goods, primarily within the maritime sectors such as shipbuilding, ship equipment and offshore oil and gas projects. Due to developments in oil prices over the past years, the maritime industry in Norway has experienced very favorable market conditions. Strong demand for products offered by the Norwegian export industry has resulted in a higher demand for the services offered by Eksportfinans. The current market situation has created good business opportunities for Eksportfinans on the lending side, inter alia through cooperation with Norwegian and international banks.

Local government lending
Total outstanding loans from Kommunekreditt Norge AS at September 30, 2007 amounted to NOK 65.7 billion, compared to NOK 53.8 billion as at September 30, 2006 and NOK 57.1 billion at year-end 2006. Kommunekreditt disbursed NOK 12.2 billion in new loans in the first nine months of 2007. New loans in the same period in 2006 were NOK 6.7 billion.
The demand for new loans to municipalities, municipal counties and municipal companies has not changed significantly from 2006 to 2007 and was approximately NOK 20 billion in the first nine months of 2007.
Kommunekreditt has extended its activities to include loans to the public sector with guarantees from banks, and loans to banks in connection with the refinancing of loans to companies in the public sector. These activities are the result of extended strategic cooperation with Eksportfinans’ owner banks in the public sector market. According to Norwegian regulations, loans with traditional public guarantees require higher credit weighting than bank guarantees, thus this strategy will allow higher loan volumes without decreasing Kommunekreditt’s capital ratio. In the first nine months of 2007 Kommunekreditt disbursed NOK 4.0 billion in new loans to banks and loans with bank guarantees.
Funding
Funding activities in the third quarter were only marginally influenced by the recent events in the international capital markets.
In the third quarter of 2007 Eksportfinans issued two benchmark transactions. The first was an inaugural GBP 400 million transaction with a 3 year maturity issued in September off of Eksportfinans’ Euro Medium Term Note program, jointly led by Goldman Sachs and HSBC. Later in the same month, the transaction was increased by GBP 150 million by the same banks. The second benchmark transaction was historic in the sense of being Eksportfinans’ single largest ever, a EUR 1.25 billion 3-year bond issued in September. This transaction was jointly led by Barclays Capital, Goldman Sachs and Nordea Markets.
eFunding, the proprietary web-based platform for pricing, execution, and documentation of structured Medium Term Notes off of Eksportfinans’ Euro Medium Term Note program, has now been adopted by 29 arranger banks. Since becoming operational, eFunding has generated around 15,500 individual price quotes, of which about half were calculated outside of Eksportfinans’ working hours. The percentage of all activities under Eksportfinans’ Euro Medium Term Note Program conducted online via the eFunding platform was around 40 percent in the first 9 months of 2007.
Results
Net interest income was NOK 413 million in the first nine months of 2007. This was NOK 79 million higher than for the corresponding period in 2006. The increase was mainly due to a higher volume of lending and liquidity placements. In addition higher interest rate level in Norway contributed to the increase. The return on assets was 0.30 percent in the first nine months of 2007, compared to 0.29 percent in the corresponding period in 2006.
Net other operating income
The situation in the international financial markets has led to a decline in the fair value on bonds in the third quarter of 2007, resulting in unrealized losses. The bond margin required by the market has generally increased. Changes in fair values on bonds are recorded in the accounts in the periods they occur, but are reversed over the residual maturity of the bonds, which averages around 3.5 years.
The decline in fair value on bonds led to a negative net other operating income of NOK 359 million in the first nine months of 2007. In the corresponding period in 2006 there was a net other operating income of NOK 33 million. Unrealized losses due to the decline in fair values on bonds are included in line items Net gains/(losses) on trading portfolio and foreign currencies and Net unrealized gains/(losses) on other financial instruments at fair value in the table below.
Changes in net other operating income

	First nine	First nine
	months	months
(NOK millions)	2007	2006	Change

Commissions and income related to banking services	3	4	(1)
Commissions and expenses related to banking services	6	5	1
Net gains/(losses) on trading portfolio and foreign currencies	(321)	6	(327)
Net realised gains/(losses) on other financial instruments at fair value	19	34	(15)
Net unrealised gains/(losses) on other financial instruments at fair value	(60)	(12)	(48)
Other income	6	6	0

Net other operating income	(359)	33	(392)

Eksportfinans has no direct exposure to US mortgages or to the so-called sub-prime market. At September 30, 2007 total securities was NOK 63.5 billion, consisting of commercial papers and bonds. See note 7 to the accompanying financial statements. Asset backed securities (ABS) accounted for around 40 percent of total securities, and the average rating of the ABS-es owned by Eksportfinans was AAA. The rest of the portfolio of securities consisted of senior debt bonds issued by financial institutions within the European Union and the OECD area.
Eksportfinans does not expect defaults on the bonds it owns. Accordingly, unrealized losses included in net other operating income are regarded as just a timing issue.
Under IFRS a large volume of financial instruments is measured at fair value. Net unrealized gains/(losses) on other financial instruments is a consequence of the IFRS implementation.
Total operating expenses totaled NOK 143 million in the first nine months of 2007, up NOK 19 million from the corresponding period in 2006.
The key figure Net operating expenses in relation to average assets was 0.10 percent in the first nine months of 2007, the same percentage as for the corresponding period in 2006.
Due to the above mentioned circumstances the Eksportfinans group experienced a loss for the period of NOK 64 million in the first nine months of 2007, compared to a profit of NOK 173 million in the same period in 2006. Return on equity was negative 2.95 percent in the first nine months of 2007, down from 7.7 percent in the corresponding period in 2006.
Base loss for the period was NOK 21 million in the first nine months of 2007, which was NOK 203 million lower than the base profit in the corresponding period in 2006. Base loss is loss for the period excluding the line item Net unrealized gains/(losses) on other financial instruments at fair value net of 28 percent tax (see definition on page 1 for further description). Return on equity calculated on base loss was negative 1.1 percent in the first nine months of 2007, down from 9.0 percent in the corresponding period in 2006.

The Balance Sheet
Total assets amounted to NOK 200.7 billion at September 30, 2007, compared to NOK 172.4 billion at year end 2006 and NOK 163.6 billion at September 30, 2006. The growth in total assets since year end 2006 was mainly due to increased lending volume.
Liquidity placed in commercial paper and bonds amounted to NOK 63.5 billion at September 30, 2007. The corresponding volume at the end of 2006 was NOK 63.9 billion.
Debts incurred by issuing commercial paper and bonds came to NOK 184.1 billion at September 30, 2007. The corresponding figure at the end of 2006 was NOK 160.6 billion.
The capital adequacy ratio for the group was 10.4 percent at September 30, 2007, compared with 12.2 percent at the end of 2006 and 13.0 percent at September 30, 2006. The decrease compared to year end 2006 was due to the growth in assets. The capital adequacy ratio at September 30, 2007 is based on IFRS accounts and IFRS adjusted capital adequacy requirements from the Norwegian authorities. Capital adequacy ratios for 2006 have not been recalculated.
Oslo, November 1, 2007
EKSPORTFINANS ASA
The Board of Directors

Eksportfinans ASA
INCOME STATEMENTS (condensed)

	For the		For the		For the
	three months ended		nine months ended		year ended
	September 30,		September 30,		December 31,
	2007	2006	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Interest and related income	2,347	1,410	6,163	3,710	5,353
Interest and related expenses	2,193	1,290	5,750	3,376	4,894

NET INTEREST INCOME	154	120	413	334	459

Commissions and income related to banking services	0	1	3	4	6
Commissions and expenses related to banking services	2	2	6	5	7
Net gains/(losses) on trading portfolio and foreign currencies	(320)	5	(321)	6	5
Net realised gains/(losses) on other financial instruments at fair value	5	8	19	34	42
Net unrealised gains/(losses) on other financial instruments at fair value	(18)	45	(60)	(12)	(117)
Other income	2	2	6	6	6

NET OTHER OPERATING INCOME	(333)	59	(359)	33	(65)

TOTAL NET INCOME	(179)	179	54	367	394

Salaries and other administrative expenses	37	27	120	101	145
Depreciation	6	5	16	13	19
Other expenses	2	2	7	10	13

TOTAL OPERATING EXPENSES	45	34	143	124	177

Impairment charges on loans	0	0	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	(224)	145	(89)	243	217

Taxes	(63)	42	(25)	70	58

PROFIT/(LOSS) FOR THE PERIOD	(161)	103	(64)	173	159

BALANCE SHEETS (condensed)

	As of		As of
	September 30,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Loans and receivables due from credit institutions	33,846	19,003	21,407
Loans and receivables due from customers	93,209	76,393	78,954
Securities	63,538	59,595	63,920
Financial derivatives	8,668	7,816	6,979
Intangible assets	24	23	25
Deferred tax assets	3	0	0
Fixed assets and investment property	223	226	224
Other assets	1,234	519	856

TOTAL ASSETS	200,745	163,575	172,365

Deposits by credit institutions	41	49	47
Borrowings through the issue of securities	184,086	153,164	160,555
Financial derivatives	10,052	4,056	5,302
Taxes payable	122	73	99
Deferred tax liabilities	0	141	104
Other liabilities	1,729	859	950
Accrued expenses and provisions	69	50	57
Subordinated debt	1,353	1,528	1,604
Capital contribution securities	546	612	618

Total liabilities	197,998	160,532	169,336

Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	1,055	1,114	1,273
Profit/(loss) for the period	(64)	173	—

Total shareholders’ equity	2,747	3,043	3,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	200,745	163,575	172,365

     The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

STATEMENTS OF CHANGES IN EQUITY

		Share
	Share	premium	Other	Total
(NOK million)	capital	reserve	equity	equity

EQUITY AS AT DECEMBER 31, 2005
(NGAAP)	1,594	162	821	2,577
Dividends	0	0	115	115
Fair value of property	0	0	102	102
Pension commitments	0	0	(54)	(54)
Investment in associate	0	0	0	0
Fair value of financial instruments	0	0	365	365
IFRS implementation tax effects	0	0	(121)	(121)

EQUITY AS AT JANUARY 1, 2006	1,594	162	1,229	2,985

Profit for the period	0	0	173	173
Dividends paid	0	0	(115)	(115)

EQUITY AS AT SEPTEMBER 30, 2006	1,594	162	1,287	3,043

EQUITY AS AT JANUARY 1, 2007	1,594	162	1,273	3,029

Profit for the period	0	0	(64)	(64)
Dividends paid	0	0	(218)	(218)

EQUITY AS AT SEPTEMBER 30, 2007	1,594	162	991	2,747

CASH FLOW STATEMENTS (condensed)

			For the year
	For the nine months ended		ended
	September 30,		December 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Profit/(loss) for the period	(64)	173	159

Provided by operating activities:

Disbursement on loans	(28,836)	(25,491)	(35,877)
Principal collected on loans	6,851	12,682	17,729
Unrealised losses (reversal of unrealised losses) on financial instruments at fair value	358	16	116
Depreciation	16	13	19

Changes in:

Accrued interest receivable	(739)	(281)	(407)
Other receivables	(423)	(362)	(684)
Accrued expenses and other liabilities	1,232	411	627
Other	(49)	13	(7)

NET CASH FLOW FROM OPERATING ACTIVITIES	(21,654)	(12,826)	(18,325)

Net increase in financial investments	(11,030)	(12,635)	(17,217)
Investment in group companies	0	0	0
Purchases of fixed assets	(14)	(13)	(18)
Net proceeds from sales of fixed assets	0	1	1

NET CASH FLOW FROM INVESTING ACTIVITIES	(11,044)	(12,647)	(17,234)

Change in debt to credit institutions	0	(104)	(100)
Net change in commercial paper debt	8,541	2,253	3,732
Proceeds from issuance of bond debt	62,894	39,647	56,530
Principal payments on bond debt	(30,322)	(18,351)	(25,846)
Change in subordinated debt and preferred capital securities/ capital contribution securities	0	487	469
Dividends paid	(218)	(115)	(115)

NET CASH FLOW FROM FINANCING ACTIVITIES	40,895	23,817	34,670

Effect of exchange rates on cash and cash equivalents	(11)	(9)	(20)

NET CHANGE IN CASH AND CASH EQUIVALENTS	8,186	(1,665)	(909)

Cash and cash equivalents at beginning of period	192	1,101	1,101

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,378	(564)	192

Cash equivalents are defined as bank deposits with maturity less than 3 months. Other bank deposits are included in the line “Net increase in financial investments”.

Eksportfinans ASA
NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for at cost. Significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.
In the opinion of management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2006.
The third quarter accounts of 2007 for the parent company and the consolidated accounts have been prepared according to International Financial Reporting Standards (IFRS). Through December 31, 2006, the Eksportfinans group’s accounts were presented in accordance with generally accepted accounting principles in Norway (NGAAP) and in line with accounting legislation and regulations from the Norwegian Ministry of Finance. Reconciliation of the impact on the equity upon the transition to IFRS is presented in the statement of changes in equity. Comparable accounts for 2006 according to IFRS have been prepared. The effects on the income statement and equity of the transition to IFRS for the third quarter 2006 are presented at the end of this note. The interim accounts have been prepared in accordance with IAS 34, Interim Financial Reporting.
Below is a description of the most important accounting principles affected by the transition to IFRS. Further descriptions of the impacts of the transition to IFRS and explanations of the policy choices made have been presented in a separate publication available on Eksportfinans’ website www.eksportfinans.no – “IFRS Transition Document”.
Application of IFRS 1 – First time adoption of IFRS
The Company has implemented IFRS in accordance with IFRS 1. These interim financial statements have been prepared in accordance with those IFRS standards effective at the time of preparing these statements (October 2007). The effects of transition to IFRS are booked directly to equity. The financial statements for the third quarter include restated comparative figures for 2006.
The Company has made the following exceptions from the duty to restate the opening balance sheet retrospectively as outlined in IFRS 1:
-	Properties for use and investment property have been recorded at fair value as of January 1, 2006.

-	Pension liabilities that were unrecorded as of January 1, 2006 in compliance with previous accounting regulations, have been charged against equity.

-	Business combinations recorded prior to January 1, 2006 have not been restated.
Comparable figures have been prepared for 2006, which implies that the formal opening balance sheet (transition date) is per January 1, 2006. The Company will publish its first annual report in accordance with IFRS at December 31, 2007.

Recognition of assets and liabilities under IFRS
Assets and liabilities are recognized on the balance sheet when the Company becomes party to the contractual provisions of the instrument and derecognition will occur when the contractual rights to receive or pay cash flows expires or when the Company transfers substantially all the risk and rewards of the instrument. The Company has acquired certain loan agreements from banks for which the bank provide a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions.
The fair value option
The Eksportfinans group has elected to apply the fair value option available under IAS 39. This implies that a large proportion of financial instruments on the balance sheet are measured at fair value.
The Company’s balance sheet can be divided into three main portfolios: the trading portfolio, the 108-agreement portfolio and the remaining transactions, here called the banking portfolio. The banking portfolio comprises the following financial instruments: lending, liquidity placements including deposits and securities, borrowings, hedging derivatives and cash collateral in relation to swaps.
The fair value option has been applied to all transactions in the banking portfolio to reduce the effects of accounting mismatch that would otherwise be the result of different principles of measurement on financial instruments. Eksportfinans has a conservative risk profile and uses hedging derivatives to reduce market risk exposure. However, hedge accounting in accordance with IFRS would not remove the effects of the mismatch and would in addition be time-consuming to apply. Hedge accounting implies bifurcation of embedded derivatives in the Company’s structured bond issues even though the bonds have a perfectly matching swap. In addition, the Company’s hedging policy involves the use of basis currencies which is not necessarily Norwegian kroner, the Company’s functional currency. IAS 39 has very specific rules regarding cross currency hedging that cannot be applied by the Company and simultaneously maintain a cost-efficient operation. Even if hedge accounting under IAS 39 could have been applied, it would have led to income volatility due to changes in fair values caused by interest rate changes, because a much higher volume of liabilities than assets are hedged with derivatives.
Fair value measurement methods and techniques
Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. Calculations are based on the going concern assumption.
Financial instruments, for which offsetting markets risk can be identified with a reasonable degree of probability, are recorded at mid-market rates on the balance sheet date. Other financial securities, both on the asset and on the liability side, are valued at bid or ask prices.
Instruments traded in an active or regulated market
Most bonds and certificates owned by the Company are valued in an active market. In addition to this, there are derivatives issued through institutions like currency forwards and futures and interest rate swaps that also are traded in an active market. For instruments traded in an active market, quoted prices from stock exchanges, brokers, or an individual pricing vendor are used. In cases where the instrument are not priced as a whole, it is decomposed, and each part is priced on an individual basis, also here using prices quoted in the market.
Instruments not traded in an active market
Financial instruments which are not traded in an active marked are valued through different valuation techniques. When valuing a standard, simple financial instrument, recognized models are used based on data observable in the market. With regards to the more complex products, recognized theoretical models are used, applying market information whenever possible. The structured interest rate products are valued through a general Black Derman Troy model.
Structured issues are examples of financial instruments which are not traded in an active market.

A significant part of the Company’s issuances are characterized through their composition of several structural elements, the so-called structured issuances. The prices of these issuances could be linked to the prices of certain share indices, interest rates, and or exchange rates. All bonds and corresponding swaps in the funding portfolios are measured at fair value.
Financial derivatives at fair value
Under IFRS, all derivatives are recorded at fair value with gains or losses resulting from changes in fair value recorded in profit or loss.
Embedded derivatives in the 108-agreement at fair value
Part of the Company’s lending activity is covered by an agreement with the Norwegian authorities (the 108-agreement) which has been established in order to offer exporters of capital goods financing on terms that are in accordance with the OECD regulations. Full coverage of interest and exchange rate risk for borrowing, lending and liquidity is provided under this agreement. Under the agreement payment differences compared to an already agreed fixed cash flow is debited or credited to the authorities. The 108-payment differences also include the interest rate subsidy to the exporters.
The 108-agreement is considered in accordance with IAS 39 to contain embedded derivatives, consequently separate derivative transactions must be constructed and measured at fair value. Separate accounting for these embedded derivatives at fair value result in considerable increases in the Company’s income volatility.
Other financial instruments measured at fair value
Transactions under the trading and banking portfolio are measured at fair value.
Financial assets and liabilities measured at amortized cost
Lending, borrowing and liquidity under the 108-agreement are measured at amortized cost using the effective interest method. On disbursement of a loan, amortized cost is the nominal amount adjusted for premiums/discounts on disbursement, direct costs and fees. When using the effective interest method, the internal rate of return for the loan is calculated. The internal rate of return is set by discounting contractual cash flows based on the expected life of the loan over the amortized cost on disbursement.
Based on management’s estimate of credit losses in the loan portfolio, considering guarantees received, the Company has not recorded any impairment losses on loans measured at amortized cost.
Guarantees issued
Under IFRS, guarantees issued will be recognized initially on the balance sheet at fair value. The fees that the Company receives over the life of the guarantee are amortized to income on a straight-line basis over the period of the obligation.
Pension liabilities
Actuarial gains and losses and vested plan changes not recorded according to NGAAP are charged directly to equity as of January 1, 2006 in accordance with IFRS 1. For actuarial gains and losses arising after the transition to IFRS a portion of the actuarial gains and loss will be recorded in the profit and loss account when the difference exceeds the greater of 10 percent of the pension liability or 10 percent of the plan assets.
Building for own use and investment property
The Company owns the property in Dronning Mauds gt. 15 which is used as the Group’s head office. Part of the building (38%) can be sold separately and is rented out.
Under IFRS, the property has been measured at fair value at transition and the adjustment is reflected in the transition adjustment recorded to equity in accordance with IFRS 1. This led to an increase in the value of the property of NOK 102 million. The fair value as at January 1, 2006 is NOK 220 million. The part of the building that can be sold separately is classified as an investment property in accordance with IAS 40. The fair value of the property is distributed with NOK 142 million to building for own use and NOK 78 million to investment property. The revalued amount of the building will represent the new cost basis for the property to be depreciated over its remaining economic useful life less any potential impairment in accordance with IAS 16 for both building for own use and investment property.
Intangible assets
Intangible assets with indefinite lives are not amortized. Other intangible assets with finite lives are amortized over their expected useful lives. An assessment for impairment will be made on each reporting date based on expected future cash flow connected to the asset. Assets generating joint cash flows are considered collectively.
Shares in subsidiary
The shares in the wholly owned subsidiary Kommunekreditt AS are valued at cost in the accounts of the parent company Eksportfinans ASA.
Classifications in the income statement
Interest and the interest effect on economically hedging instruments are recorded as interest income or expense in the profit and loss accounts. Other changes in fair value on transactions measured at fair value with changes in fair value recognized in the profit and loss account are included in line item Net gain/loss on financial instruments measured at fair value.
Classifications in the balance sheet
Interest accrued but not paid or received is presented in the same line item as the underlying asset or liability to which the interest relates.
The fair value of each derivative contract is reported as an asset or a liability depending on the fair value on the reporting date. Under IFRS the net fair value of the embedded derivatives in the 108-agreement are recognized at the balance sheet as an asset or a liability depending on the net fair value at the reporting date.
In accordance with IFRS proposed dividends are classified as a part of equity until the dividend is approved by the annual general meeting.

Transition to IFRS – effects on the income statement for the nine months ending at September 30, 2006.
The following tables show the effects from the implementation of IFRS on the September 30, 2006 income statement and equity figures respectively. Similar tables of effects for 2006 are contained in the “IFRS — New International Accounting Standards for Eksportfinans ASA” transition document available on Eksportfinans’ website.
Nine months ending September 30, 2006

(NOK million)	NGAAP	IFRS	Change

Interest and related income	3,710	3,710	0
Interest and related expenses	3,351	3,376	25

NET INTEREST INCOME	359	334	(25)

Income from investments in group companies	0	0	0
Commissions and income related to banking services	4	4	0
Commissions and expenses related to banking services	5	5	0
Net gains/(losses) on trading portfolio and foreign currencies	15	6	(9)
Net realised gains/(losses) on other financial instruments at fair value	0	34	34

Net unrealised gains/(losses) on other financial instruments at fair value	0	(12)	(12)
Other operating income	6	6	0

NET OTHER OPERATING INCOME	20	33	13

TOTAL INCOME	379	367	(12)

Salaries and other administrative expenses	105	101	(4)
Depreciation	12	13	1
Other operating expenses	9	10	1

TOTAL OPERATING EXPENCES	126	124	(2)

Impairment charges on loans	0	0	0

PRE-TAX OPERATING PROFIT/(LOSS)	253	243	(10)

Income taxes	71	70	(1)

PROFIT/(LOSS) FOR THE PERIOD	182	173	(9)

(NOK million)

EQUITY AS AT SEPTEMBER 30, 2006 - NGAAP	2,759
Dividends	0
Fair value of property	100
Pension commitments	(51)
Investment in associate	0
Fair value of financial instruments	354
Tax effects on IFRS adjustments	(119)

EQUITY AS AT SEPTEMBER 30, 2006 - IFRS	3,043

2. Capital adequacy
Capital adequacy is calculated in accordance with the regulations in force from the Norwegian Banking, Insurance and Securities Commission. New regulations in line with the international Basel II rules were introduced at January 1, 2007. The company adopted the option under the regulations to prolong the period in which the capital requirement is calculated according to the rules prevailing in 2006. However, new regulations have been adopted in calculating the eligible regulatory capital, which take into consideration the present accounting rules under IFRS. The capital adequacy minimum requirement is 8 percent of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	Sept. 30, 2007		Sept. 30, 2006 *		Dec. 31, 2006 *
(NOK million)	(unaudited)		(unaudited)		(audited)
		Risk-		Risk-		Risk-
		weighted		weighted		weighted
	Book value	value	Book value	value	Book value	value

Total assets excl. trading portfolio	164,216	32,989	134,456	27,375	139,237	28,506
Off-balance sheet items		2,693		3,287		3,193

Total risk-weighted value banking portfolio		35,682		30,662		31,699
Total risk-weighted value trading portfolio		5,324		3,548		4,665
Total currency risk		24		75		40

Total risk-weighted value		41,030		34,285		36,404

The company’s eligible regulatory capital

	Sept. 30, 2007		Sept. 30, 2006 *		Dec. 31, 2006 *
(NOK million and in percent of risk-weighted value)	(unaudited)		(unaudited)		(audited)

Core capital (share capital, other equity, capital contribution securities)	3,026	7.4%	3,014	8.8%	3,018	8.3%
Additional capital (subordinated debt)	1,261	3.1%	1,433	4.2%	1,408	3.9%

Total regulatory capital	4,287	10.4%	4,447	13.0%	4,426	12.2%

*	Capital adequacy for 2006 is not adjusted to reflect IFRS.
3. Loans and receivables due from credit institutions

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Bank deposits	9,579	386	668
Other claims on banks *)	(633)	86	(133)
Loans, nominal amount (also included in note 5)	24,632	18,354	20,670
Accrued interest and adjustment to fair value on loans	268	177	202

Total	33,846	19,003	21,407

*)	Consists of net outstanding value of the hedge elements in agreements relating to loans acquired from banks. The value of the loans acquired and the hedge elements under the agreements are both classified as “Loans and receivables due from credit institutions” in accordance with IFRS because not substantially all risk and rewards have been transferred.

4. Loans to customers

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Loans due from customers, nominal amount
(also included in note 5)	92,374	75,748	78,389
Accrued interest and adjustment to fair value on loans	835	645	565

Total	93,209	76,393	78,954

5. Total loans

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Loans due from credit institutions	24,632	18,354	20,670
Loans due from customers	92,374	75,748	78,389

Total nominal amount	117,006	94,102	99,059

Commercial loans	101,351	87,193	91,086
Government-supported loans	15,655	6,909	7,973

Total nominal amount	117,006	94,102	99,059

Capital goods	10,555	8,450	8,457
Ships	15,757	8,397	8,570
Export-related and international activities 1)	24,916	23,361	24,882
Loans to Norwegian local government sector	65,710	53,825	57,083
Loans to employees	68	69	67

Total nominal amount	117,006	94,102	99,059

(1)	Export-related and international activities consist of loans to the following categories of borrowers:

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Oil and gas	1,091	1,345	1,832
Pulp and paper	3,859	4,118	4,119
Engineering and construction	26	29	28
Aluminum, chemicals and minerals	234	300	273
Aviation and shipping	93	403	436
Hydro electric power	168	174	172
Consumer goods	3,015	3,583	3,393
Banking and finance	8,016	4,484	6,003
Real estate management	4,515	4,809	4,414
IT and telecommunication	3,859	4,000	4,119
Other categories	40	116	93

Total	24,916	23,361	24,882

6. Non-performing loans and loan losses

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Interest and principal-payments more than 90 days past due	3.1	1.1	0.4
Not matured principal on loans with payments more than 90 days past due	34.5	9.7	3.2

Total	37.6	10.8	3.6

Loan impairment charges	0	0	0

The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.
7. Securities

	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Trading portfolio	27,197	20,263	25,247
Securities at fair value through profit and loss	36,341	39,332	38,673

Total	63,538	59,595	63,920

8. Fixed assets and investment property

	Sept 30, 2007	Sept 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Building at own use	137	139	139
Investment property	75	77	76

Total building	212	216	215

Other fixed assets	11	10	9

Total	223	226	224

9. Other assets

	Sept 30, 2007	Sept 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Interim account 108-Agreement	148	78	98
Cash collateral	664	425	701
Other	422	16	57

Total	1,234	519	856

10. Borrowings through the issue of securities

	Sept 30, 2007	Sept 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Commercial paper debt	13,728	4,655	6,047
Bond debt	169,255	145,734	155,007
Accrued interest and adjustment to fair value on debt	1,103	2,775	(499)

Total	184,086	153,164	160,555

11. Other liabilities

	Sept 30, 2007	Sept 30, 2006	Dec. 31, 2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Grants to mixed credits	278	297	336
Cash collateral	247	525	537
Delayed payment, securities not delivered to our custodian	1,182	—	—
Other short-term liabilities	22	37	77

Total	1,729	859	950

12. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the nine months	For the nine months	For the year ended
	ended Sept. 30,	ended Sept. 30,	Dec. 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Net interest income
Eksportfinans	313	254	357
Kommunekreditt	100	80	102

Total Company	413	334	459

Profit/(loss) for the period
Eksportfinans	(150)	28	32
Kommunekreditt	86	145	127

Total Company	(64)	173	159

	Sept. 30,	Sept. 30,	Dec. 31,
	2007	2006	2006
(NOK million)	(unaudited)	(unaudited)	(unaudited)

Total assets
Eksportfinans	134,566	109,253	114,881
Kommunekreditt	66,179	54,322	57,484

Total Company	200,745	163,575	172,365

Total equity
Eksportfinans	1,908	2,271	2,275
Kommunekreditt	839	772	754

Total Company	2,747	3,043	3,029

13. MATERIAL TRANSACTIONS WITH RELATED PARTIES
The company’s two largest shareholders are considered to be related parties.
Material transactions with related parties in 2007:

	Acquired		Guarantees	Guarantees
(NOK million)	loans 1)	Deposits 2)	issued 3)	recieved 4)

Balance 1 January	10,229	590	2,595	6,959
Change in the period	(1,620)	6,173	(466)	(3,285)

Balance Sept 30	8,609	6,763	2,129	3,674

All transactions with related parties are made on market terms
1)	The company acquires loans from banks. The loans are part of the company’s ordinary lending activity, as they are extended to the export industry. As the selling banks provide guarantee for the loans, not substantially all the risk and rewards are transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.

2)	Deposits made by the company.

3)	Guarantees issued by the company to support the Norwegian export industry.

4)	Guarantees provided to the company from the related parties.